CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

November 17, 2017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

By EDGAR and Hand Delivery, “CORRESP” Designation

Mr. John Cash
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Coty Inc.
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 23, 2017
File No. 1-35964

Dear Mr. Cash:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated September 27, 2017 (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2017 (“fiscal 2017”) filed on August 23, 2017.  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Management’s Discussion and Analysis of Financial Condition and Results…., page 26

Costs related to acquisition activities, page 36

1.	We note your disclosures regarding acquisition-related costs. Please address the following:

•	Separately quantify and discuss third party acquisition-related costs and internal acquisition-related costs, including the specific nature of the internal costs and how they are identified; and

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

Response:

In fiscal 2017, the Company incurred acquisition-related costs of $355.4 million, of which approximately $329 million or 93% related to third-party costs and approximately $26 million or 7% related to internal costs.

The Company entered into the Transition Services Agreement, effective as of October 1, 2016 (the “TSA”) under which Procter & Gamble (“P&G”) provided specified support services and other assistance through September 1, 2017.

External costs relate to fees paid for the execution of the TSA to P&G, consulting expenses to convert data provided by P&G to a form compatible with Coty’s systems, in addition to, consulting costs incurred to exit the TSA. The consulting costs incurred to exit the TSA relate to the Company’s enablement of the TSA functions.  The external costs will run off as we exit the TSA. These costs do not include incremental costs for increasing the Coty IT infrastructure which are included in selling, general and administrative expenses.

Internal costs include employee compensation and benefits, for employees who were fully-dedicated to assisting with TSA execution and exiting TSA services and post-merger onboarding activities.  These costs were identified in our financial reporting system using unique project management cost center codes.

The Company has provided additional disclosure as to the type of costs in its Form 10-Q for the period ended September 30, 2017.

•
More fully explain the specific nature of and reasons for the approximately $80 million in additional acquisition-related costs for the P&G Beauty Business that were incurred during the quarter ended June 30, 2017. Address the reasons why significant “acquisition-related costs” are continuing to be incurred nine months after the acquisition and address your expectations regarding the nature, magnitude and timing of additional acquisition-related costs for the P&G Beauty Business.

Response:

As noted above, the Company entered into a TSA with P&G effective October 1, 2016.  The services started at the close of the transaction on October 1, 2016 and continued through the end of the respective TSA period in each of our three regions for the following periods: (i) North America through May 1, 2017 (ii) Europe through July 1, 2017 and (iii) ALMEA (Asia, Latin America, the Middle East, Africa and Australia) through September 1, 2017, and therefore, significant costs continued to be incurred during the quarter ended June 30, 2017.

The approximate $80 million in acquisition-related costs for the P&G Beauty Business acquisition incurred during the quarter ended June 30, 2017 include external and internal fees associated with the TSA period, as described above.

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

In the three months ended September 30, 2017, we incurred acquisition-related costs of $54.1, included in the Condensed Consolidated Statements of Operations in our Form 10-Q.

We may incur an insignificant amount of additional acquisition-related costs during the remainder of fiscal 2018 for potential post TSA functions, as the Company works to ensure that all business systems and processes are fully enabled internally without third party support services.

Cash Flows, page 50

2.
We note your disclosures that the increase in cash provided by operating activities during fiscal 2017 is primarily due to the “change in operating assets and liabilities acquired in the P&G Beauty Business” and “an improvement in working capital.” Please address the following:

•
Explain the specific reasons for the significant increases in accounts payable and accrued expenses and other current liabilities during fiscal 2017. Specifically address the reasons why increases in these liability line items significantly exceeded changes in other working capital components that were also impacted by the acquisition of the P&G Beauty Business; and

•
Explain your disclosure regarding an improvement in working capital. It appears to us that working capital actually declined during fiscal 2017 such that you have a working capital deficit as of the most recent balance sheet date.

Response:

The movements reported in the statement of cash flows during fiscal 2017 incorporate the changes in the assets and liabilities of the P&G Beauty Business subsequent to the acquisition date.  After we assumed management of the P&G Beauty Business, we gained better visibility into the operating cash needs of the business and noted an increase in working capital requirements of the brands purchased from P&G. The increase in accounts payable during fiscal 2017 were primarily due to implementing significantly longer Coty payment terms to the vendors associated with the P&G Beauty Business, as compared to the prior P&G payment terms.  The increase in accrued expenses and other current liabilities during fiscal 2017 resulted primarily from the establishment of the restructuring accrual for the Global Integration Activities along with incrementally larger accruals (e.g., accruals for advertising and marketing expenditures, for customer rebates and for compensation and other related employee benefits) resulting from the larger combined business subsequent to the acquisition of the P&G Beauty Business.

We acknowledge the Staff’s comment and respectfully submit that our disclosure indicating “an improvement in working capital” was meant to indicate an improvement in the generation of operating cash flows during fiscal 2017.

We propose to update our disclosure, as applicable, beginning with our Form 10-Q for the quarter ended December 31, 2017.  For the Staff’s reference, below is the updated disclosure marked to show changes against the disclosure in our Form 10-K for the fiscal year ended June 30, 2017 (data as of June 30, 2017):

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

“Net cash provided by operating activities was $757.5, $501.4 and $526.3 for fiscal 2017, 2016 and 2015, respectively. The increase in operating cash inflows in fiscal 2017 compared with fiscal 2016 was $256.1. This increase is primarily due to an increase of $687.0 resulting from the change in operating assets and liabilities acquired in the P&G Beauty Business acquisition ~~during the post-acquisition period~~, coupled with ~~an improvement~~ changes in working capital ~~due to timing of invoices~~. The increase in accounts payable during fiscal 2017 was primarily due to implementing significantly longer Coty payment terms to the vendors associated with the P&G Beauty Business, as compared to the prior P&G payment terms.  The increase in accrued expenses and other current liabilities during fiscal 2017 resulted primarily from the establishment of the restructuring accrual for the Global Integration Activities along with incrementally larger accruals (e.g., accruals for advertising and marketing expenditures, for customer rebates and for compensation and other related employee benefits) resulting from the larger combined business subsequent to the acquisition of the P&G Beauty Business.  In addition, the increase also included a change of $323.1 for depreciation and amortization as a result of the new acquisitions. This is offset by a decrease in deferred income tax of $250.8 primarily due to a release of valuation allowance as a result of the P&G Beauty Business acquisition and a decrease of $577.7 in Net income (loss).”

Critical Accounting Policies, page 53

3.	In order for investors to more fully understand and better assess goodwill and intangible assets, please address the following:

•
Quantify and discuss the most significant assumptions you used to determine the fair values of your reporting units. Specifically address the growth rates you used in your evaluations of goodwill and indefinite-lived intangible assets and more fully explain your basis for the growth rates in light of recent declines in organic revenues;

Response:

The most significant assumptions the Company used to determine the fair values of our reporting units as of our May 1 annual impairment testing date were:
•	Revenue growth rates
•	Perpetual growth rates
•	Discount rate

A summary of significant assumptions used to determine the fair values of our reporting units is as follows:

Significant Assumptions
Revenue growth rates for fiscal 2018-2022 that range between	[***]% - [***]%
Perpetual growth rates that range between	1.5% - 2.5%
Discount rate	7.75%

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

•
We note that for each reporting unit the day one carrying values of recent acquisitions represented more than 70% of the reporting unit’s carrying value as of the annual impairment test date. Since fair value approximates carrying value of the acquired entity on the acquisition date and the period between the impairment test and the acquisition was short, the percentage of the excess of fair value over carrying value of the reporting unit was negatively impacted by the recent acquisitions.

The methods we used to determine relative fair values were a 60/40 combination of the values from the income approach and the market approach for each reporting unit.

The basis for the significant assumptions noted above is as follows:

o	Revenue growth rates:
▪
The historical performance of the brands included in the reporting unit is a key consideration when preparing our revenue projections.  We also consider the following: where our brands are in their life cycles; the planned level of innovation to support our brands; the planned nature, amount and timing of the advertising to support our brands; the impact of retailers’ decisions such as shelf space on our brands; and the expected impact of our competitor’s actions on our brands.

▪
We believe the following underlying causes of the fiscal 2017 organic revenue decline for our brands (both legacy Coty and P&G Beauty Business) are temporary: the distraction caused by the merger; deliberately executing less innovation due to the merger; and the impact of significantly higher than expected trade inventory prior to the closing of the merger, which adversely affects revenues in fiscal 2017. However, there were other declines in organic revenue, which we believe will take a longer time to reverse such as declines affected by negative market trends in mass fragrance and retail nail categories and the loss of shelf space. Additionally, we considered the major launches for Gucci Bloom and Tiffany & Co fragrances as well as the major relaunches of Cover Girl, Max Factor and Clairol planned for fiscal 2018. Based on such considerations, we concluded that the Luxury and Professional Beauty reporting units’ net revenue would return to growth in the short term. For Consumer Beauty reporting unit, we phased in the return to revenue growth over a longer period.

▪
After considering such factors from a bottom up perspective, we considered the overall reasonability of the forecasted revenue projection to reach our best estimate of the forecasted revenue growth for the reporting units.

▪
In our first quarter of fiscal 2018, the performance of our reporting units has been substantially in line with our projections used for the fiscal 2017 annual impairment test.  Additionally, we have had successful launches for Gucci Bloom and Tiffany & Co fragrances as discussed in our Form 10-Q for the period ended September 30, 2017.

o	Perpetual growth rates are dependent on the portfolio of brands within each

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

reporting unit, the stage of the brands within their lifecycles, the overall long-term market forecasts for the market categories as well as historical performance of the reporting units.
o	The discount rate was based on a market-based weighted average cost of capital.
o	For the market approach, we used comparable market multiples for the industry category.

•
Our significant assumptions for our material indefinite-lived trademarks impairment tests were determined using the same considerations noted above for the goodwill test at the reporting unit level.  Such significant assumptions are as follows:

o	Revenue growth rates: We used annual revenue growth rates that ranged from [***]% to [***]% for the period from fiscal 2018 to fiscal 2022.
o	Perpetual growth rates: We used perpetual growth assumptions that averaged 2.4%.
o	Discount rate: We used a discount rate of 8.5%. The discount rate was based on a market-based weighted average cost of capital and the higher level of inherent risk related to trademarks.

We respectfully acknowledge the Staff’s comment and propose to update our disclosure of our critical accounting policies for goodwill and indefinite lived intangible assets prospectively beginning with our Form 10-Q for the quarter ended December 31, 2017, by enhancing our sensitivity disclosures of the assumptions used for the reporting unit/indefinite lived intangibles that did not have a substantial excess of carrying value. For the Staff’s reference, below is the updated disclosure marked to show changes against the disclosure in our Form 10-K for the fiscal year ended June 30, 2017 (data as of June 30, 2017):

Goodwill
Based on the annual impairment test performed at May 1, 2017, we determined that the fair values of our reporting units exceeded their respective carrying values at that date by a range of approximately 11.5% to 81.9%. To determine the fair value of our reporting units, we have used expected growth rates that are in line with expected market growth rates for the respective product categories and include a discount rate of 7.75%. The impact of recent acquisitions of the P&G Beauty Business, ghd and Younique is significant to the reporting units as day one carrying values of the recently acquired assets represent 71.1%, 79.1% and 77.8% of total Luxury, Consumer Beauty and Professional Beauty reporting units’ carrying values, respectively as of the date of the test and on acquisition their carrying values approximate their fair values. Accordingly, the newly acquired assets initially did not have cushion and therefore lower the overall cushion for the reporting units as of May 1, 2017. The percentage by which the fair value of the Professional Beauty reporting unit exceeded its carrying value was 11.5%. For the Professional Beauty reporting unit, we determined that a 75 basis points increase in the discount rate from 7.75% to 8.5% would cause a decrease of the excess over carrying value from 11.5% to 1.3%. A decrease in the weighted average revenue growth rate (for fiscal 2017 to 2022) from 1.0% to 0.5% would result in a decrease to the excess over carrying value from 11.5% to 0.4%.

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

Other Intangible Assets
The carrying value of our indefinite-lived other intangible assets was $3,186.9 as of June 30, 2017, and is comprised of trademarks for the following brands: OPI of $662.6, philosophy of $269.8, Sally Hansen of $183.4, Galleria related trademarks of $1,575.0, ghd related trademarks of $172.7, and other brands totaling $323.4. As of May 1, 2017, we determined that the fair value of our Sally Hansen brand exceeded its carrying value by approximately 8% using projections that assumed weighted average revenue growth rates of approximately (1.0)% for fiscal 2017 to fiscal 2022 and a discount rate of 8.5%.  The fair value of the Sally Hansen trademark would fall below its carrying value if the weighted average annual growth rate decreased by approximately 49 basis points or the discount rate increased by 50 basis points. The fair value of one of our regional brands exceeded its carrying value of $13.0 by approximately 8% using projections that assumed weighted average revenue growth rates of approximately 3.5% for fiscal 2017 to 2022 and a discount rate of 13.5%.  The fair value of this regional brand would fall below its carrying value if the weighted average annual growth rate decreased by approximately 122 basis points or the discount rate increased by 150 basis points. The fair values of the remaining indefinite-lived trademarks exceeded their carrying values by amounts ranging from 19.0% to 92.0%.

•	Tell us whether your assessment of goodwill occurred before or after the changes in your allocations of goodwill to each segment for the P&G Beauty Business; and

Response:

We performed our annual impairment test after consideration of the measurement period adjustments that occurred in our fourth quarter of fiscal 2017.

•	Quantify and discuss the specific nature of material finite lived intangibles, including the segments in which they are included.

Response:

The net carrying value of our finite-lived intangibles assets are as follows for the fiscal year ended June 30, 2017:

	Luxury	Consumer Beauty	Professional Beauty	Total
License agreements	$2,287.7	$202.1	$5.3	$2,495.1
Customer relationships	120.6	944.8	491.4	1,556.8
Trademarks	1.2	588.3	270.6	860.1
Product formulations and technology	33.0	95.7	197.6	326.3
Total	$2,442.5	$1,830.9	$964.9	$5,238.3

The nature of our acquired finite-lived intangible assets is as follows:
•	License agreements provide Coty with exclusive rights to manufacture, distribute and sell certain products under trademarks owned by the licensors.

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

•	Customer relationships represent the value of customer lists and relationships.
•	Trademarks represent the trademarks that Coty owns.
•	Product formulations and technology includes the following:
o	Product formulations that Coty owns.
o	Technologies included in current hair styling appliances.

Consolidated Financial Statements

3. Business Combinations, page F-16

4.	We note your disclosures regarding the acquisition of the P&G Beauty Business. Please more fully address the following:

•
You indicate that additional measurement period adjustments to indefinite and finite-lived assets, customer relationships and license agreements were the result of changes in assumptions used for valuation purposes such as projected growth rates, profitability and discount rates. More fully explain and address your revised assumptions, the reasons for the revisions, and the reasons for the significant differences in the allocations disclosed here relative to amounts disclosed in your Form 10-Q for the period ended March 31, 2017;

Response:

The Company utilized the measurement period to obtain information from P&G and newly acquired P&G employees regarding the state of the P&G Beauty Business as well as facts and market conditions that existed at the time of the acquisition from a market participant perspective.  Prior data was limited due to the following: (i) Coty and P&G were competitors and therefore could not share competitive data prior to the acquisition and (ii) publicly available data for P&G Beauty Business brands was limited due to the size of the brands relative to other large brands at P&G.  The information gathering, collation, valuation and review processes spanned several months during the measurement period.  At all times, the Company utilized the best information available.

As a result of this process, the Company revised its projected growth rates for revenues and operating profits of the underlying identifiable intangible assets, including trademarks, license agreements and customer relationships since its projections used in the previous preliminary purchase price allocation.  Additionally, the Company revised its phasing and allocation of one-time costs and synergies resulting in changes in projected cash flows.  These changes resulted in significant changes in the revenues and cash flows used to estimate fair values of the aforementioned intangible assets and resulting purchase price allocation.  The revised discount rates applied to the intangible assets reflect the change in the projections.

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

•
You indicate that goodwill was allocated to the Luxury, Consumer Beauty and Professional Beauty segments based on the “relative fair values of synergies.” More fully explain your allocation methodology. Also, address the reasons for the significant differences in the allocation of goodwill to each segment disclosed here relative to the amounts disclosed in your Form 10-Q for the period ended March 31, 2017, specifically address the reasons for the significant decrease in the amount of goodwill allocated to the Consumer Beauty segment; and

Response:

In accordance with ASC 350-20-35-41, Goodwill shall be assigned to the reporting units of the acquiring entity that are expected to benefit from the synergies of the combination.  The methodology used to determine the amount of goodwill to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner.  In addition, that methodology shall be consistent with the objectives of the process of assigning goodwill to reporting units described in ASC 350-20-35-42 through 43.

As a first step in allocating goodwill, the fair values of the three reporting units, which are the same as our reportable segments, were estimated using a discounted cash flow methodology. Next, acquired assets and liabilities were assigned to the reporting units based on whether the asset is employed in, or the liability relates to, the operations of the reporting units, if observable, or on the basis of a reasonable allocation methodology that can be applied in a consistent manner for future impairment tests. The goodwill for each reporting unit was based on the excess of the estimated fair value over the acquired net assets.

As a result of the revised projections noted above, there was a reallocation of goodwill to the Luxury segment from the Consumer Beauty segment in the fiscal 2017 Form 10-K from the Form 10-Q for the period ended March 31, 2017 due to a combination of the following:

•	As expected revenues and margins for the Consumer Beauty segment were significantly revised, there was a corresponding decline in the acquired Consumer Beauty segment’s residual cash flows;
•	As expected revenues and margins for the Luxury segment were significantly revised, there was a significant increase in the fair value of the Luxury segment’s residual cash flows.

Additionally, in response to the Staff’s comment, the Company has revised its disclosure in the Form 10-Q for the period ended September 30, 2017 to denote: “The allocation of goodwill to segments was based on the relative fair values of expected future cash flows”.

•	Explain the nature of any additional information you are awaiting to finalize the purchase price allocation.

Response:

As of the date of this letter, the Company is not awaiting any further information to finalize the purchase price allocation as denoted in our disclosure in the Form 10-Q for the period ended September 30, 2017.

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

10. Goodwill and Other Intangible Assets, Net, page F-27

5.
We note you changed your operating and reportable segments during the quarter ended December 31, 2016 and, as a result, you allocated goodwill to the new segments using a relative fair value approach. Please more fully explain the methods and significant assumptions you used to determine relative fair values.

Response:

Due to the change in reportable segments on October 1, 2016, we performed an impairment test before and after the change in segments and reporting units. As part of such tests we performed the following steps to allocate the goodwill as of October 1, 2016:

•
Step 1 - We identified the brands from each of the legacy Coty reporting units that would be part of the new segments/reporting units (“the Allocated Brand(s)”). For example, the OPI brand was moved out of the legacy Color reporting unit into the new Professional Beauty reporting unit.

•
Step 2 - We calculated the fair value of the legacy Coty reporting units and the Allocated Brand(s), before the addition of the P&G Beauty Business and compared the fair values with the carrying values of the reporting units. Based on such test, we concluded that no impairments had occurred on the legacy reporting units as of October 1, 2016. The methods used and the significant assumptions were:

o
The methods we used to determine relative fair values were a 60/40 combination of the values from the income approach and the market approach for each reporting unit. The significant assumptions we used to determine relative fair values were as follows:

•	Revenue growth rates
•	Perpetual growth rates
•	Discount rate

o
These significant assumptions were set considering similar factors as discussed in our response to Comment 3 above. Additionally, for the Brazil Acquisition reporting unit we considered the impact of the Brazil economy as the business is almost entirely based in Brazil, which impacted the revenue growth rates, the perpetual growth rate and the Brazil discount rate of 13.0%.

•	Step 3 - We then allocated the legacy Coty reporting units’ goodwill to the new reporting units. For each of the new reporting units, we performed the following calculation to allocate the goodwill:

o	Goodwill for each of the Allocated Brand(s) was calculated based on the proportional fair value of the Allocated Brand(s)’ fair value (calculated in

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

Step 2) to the reporting unit’s fair value.
o	We then added together the sum of the allocated goodwill of the Allocated Brand(s) that are included in the new reporting unit.

•
Step 4 - We then added the fair value of the P&G Beauty Business assets and liabilities by new reporting unit to the new reporting unit’s assets and liabilities (including the goodwill values derived in Step 3) to determine the total fair value and the total carrying value of each new reporting unit for the combined businesses. The process for determining the fair values was similar to the process described in our response to Comment 4 above. These total values were then used to conclude that no impairments occurred after the segment change.

15. Income Taxes, page F-39

6.
We note your disclosure that the release of a portion of your tax valuation allowance in the U.S. during fiscal 2017 was the result of the P&G Beauty Business acquisition. Please provide us a more detailed analysis that supports your determination of the tax valuation allowance at June 30, 2017, including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please specifically address your assumptions regarding each source of taxable income contemplated by ASC 740-10-30-18. Please also address the following:

•
It appears the significant increase in deferred tax liabilities at June 30, 2017 was due to intangible assets you recorded when you acquired the P&G Beauty Business. Tell us the amount of deferred tax liabilities related to intangible assets that are associated with indefinite-lived intangible assets and explain if, and how, you consider the reversal of these deferred tax liabilities in your determination that deferred tax assets are realizable;

•
It appears you incurred losses in the U.S. during each of the last three years. Tell us if realization of your deferred tax assets assumes any future U.S. taxable income. If it does, fully explain your basis for such projections in light of recent cumulative losses;

•
To the extent applicable, tell us and disclose the minimum amount of taxable income you will be required to generate to fully realize deferred tax assets, including the jurisdictions and time periods in which such income will be required. If realization is dependent on material improvements over present levels of consolidated pre-tax results, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe and quantify, to the extent practicable, the assumed future events; and

•	To the extent applicable, tell us and disclose any tax planning strategies you are relying on.

Response:

The Company performed a detailed analysis with regard to the realizability of its U.S. net deferred tax assets as of June 30, 2017.   All negative and positive evidence was taken into account in determining whether the realization of the net deferred tax assets was more likely than not as required by ASC 740-10-30-5(e).  The Company has considered cumulative, current and future operating losses, the

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

history of U.S. operating losses expiring unused, limitations on use of U.S. operating losses, the net deferred asset or liability balance, appreciated asset values over the tax basis of an entity’s net assets and tax planning strategies.

After considering the need for and the impact of valuation allowances, long-lived liabilities and tax planning strategies that are both prudent and feasible, the Company has a net U.S. deferred tax liability.  The strongest evidence that the Company relied on is the reversal of existing deferred tax liabilities.  Based on the weight of available positive and negative evidence, it is more-likely-than-not the Company will realize its deferred tax assets.

Because of the expected reversal of U.S. deferred tax liabilities exceeding U.S. deferred tax assets, future income projections were not needed to be taken into account. We considered the timing of the expiration of the deferred tax assets as well as the reversing deferred tax liabilities, and noted there were more than enough reversing temporary items, including $350 million of definite lived intangibles recorded when the P&G Beauty Business was acquired, that would create taxable income in the years before any expiration of the US deferred tax asset.  In addition, deferred tax liabilities related to indefinite lived intangibles, including approximately $370 million recorded upon acquisition of the P&G Beauty Business, were excluded when determining whether the Company’s deferred tax assets were realizable as they would not be expected to reverse.

ASC 740-10-30-19 defines a tax planning strategy as a tax planning action that an entity would normally not take but would to prevent a tax attribute from expiring unused.  In assessing the need for a valuation allowance, the considering of tax planning strategies is not elective.  It is required to be taken into account as long as it is prudent and feasible (i.e., within the control of management).  Even though tax planning strategies were considered as part of our analysis, the reversing temporary differences would be more than sufficient to realize the US deferred tax assets.  Therefore, no tax planning strategies were relied upon at this time.

If you have any questions regarding the above, please do not hesitate to call Patrice de Talhouët, Coty Inc.’s Chief Financial Officer at (+44) 20 8971 1300 or myself at (212) 389-7060.

Very truly yours,

/s/ Ayesha Zafar
Ayesha Zafar
Senior Vice President and Group Controller

CONFIDENTIAL TREATMENT REQUESTED BY COTY INC.
 PURSUANT TO 17 C.F.R. § 200.83

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 17, 2017

cc:  Ernest Greene, Securities and Exchange Commission
Anne McConnell, Securities and Exchange Commission
Greerson G. McMullen, Coty Inc.
Patrice de Talhouët, Coty Inc.